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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER 2004
                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)
                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F |X|     Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]     No |X|


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-            .)


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                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expected", "plans", "goal", "attempt", "consider", "depends", "estimate", "intend", "plan", "project" and similar expressions, or that certain events, actions or results "will", "may", "might", "should" or "could" occur, be taken or be achieved. Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following: the increase in revenues of SK Communications Co., Ltd. and its plans to diversify and strengthen its business portfolio; SK Teletech Co. Ltd.'s efforts to strengthen its competitive position, the formation of its Chinese joint venture and the launch of new handsets; SK Telecom's expectations with respect to its mobile network operations in Vietnam; SK Telecom's efforts to obtain permission for the retransmission of signals; SK Telecom's plans to add additional banks to its mobile banking service; the plans of the BcN Consortium; SK Telecom's expectations with respect to Capex; SK Telecom's expectations with respect to WiBro; SK Telecom's plan to approve a special dividend; SK Telecom's plan to increase the number of independent directors; and the projected strategic marketing expenses. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks and uncertainties that are more fully described under the heading "Key Information -- Risk Factors" beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.



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SK TELECOM CO., LTD. ("SK TELECOM") CONDUCTED A CONFERENCE CALL ON OCTOBER 28,
2004 FOR THE RESULTS OF THE 3RD QUARTER OF 2004 WHERE THE FOLLOWING HAS BEEN ANNOUNCED.


SUBSIDIARIES AND GLOBAL BUSINESS

1. SK Communications Co., Ltd.

     o SK Communications Co., Ltd. is expected to double its revenue in 2004 compared to the previous year, reaching sales of over Won 110 billion compared to Won 54 billion in 2003.

     o SK Communications Co., Ltd. has plans to diversify and strengthen its business portfolio and make inroads into overseas markets with its Cyworld Business Model.

2. SK Teletech Co., Ltd.

     o SK Teletech Co., Ltd. plans to strengthen its competitive position as a niche market player in the high-tier handset market by focusing on profitability rather than simply seeking growth of sales volume.

     o SK Teletech Co., Ltd. has plans to enter into a joint venture in China with a local Chinese partner in early November, 2004, which joint venture will manufacture handsets in China. SK Teletech Co., Ltd. plans to have the joint venture launch two handset models by the end of this year. Of the total USD30 million expected to be invested in the joint venture, SK Teletech Co., Ltd. expects to invest approximately USD18 million while two Chinese local partners, Tiandy Group Telecommunication Industry Co., Ltd. and Datang Telecom Technology Co., Ltd. are expected to invest approximately USD12 million combined.

3. Global Business

     o SK Telecom's first serious overseas mobile network operation in Vietnam is showing an impressive growth with the subscriber base of 100,000 at the end of September, 2004 after only about a year of operation.

     o SK Telecom has simply been exporting solution products such as Wireless Internet platform to developing countries with no operational involvement. In the future, SK Telecom also plans to explore the operational business models based on SK Telecom's advanced technologies such as its value added services in advanced countries.


CONVERGENCE AND UBIQUITOUS

1. Satellite Digital Broadcasting Service
The Broadcast Commission recently decided not to permit the retransmission of the terrestrial signal, however, the Broadcast Commission is expected to reconsider the issue in the first quarter of next year. We intend to use reasonable efforts to obtain permission from the Broadcast Commission to permit retransmission of terrestrial signal in order to deliver the most competitive commercial services for our customer.



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2. Mobile Banking
Our mobile banking service added yet another banking partner, Kookmin Bank, making the total number of partner banks to 11. We plan to further expand the number of banks by another 4 to 6 within this year.

3. BcN (Broadband Convergence Network)
The Consortium for the BcN Trial Business was formed on October 6, 2004, with Memorandums of Understandings concluded with 31 partners.

WCDMA
SK Telecom is closely reviewing mid- to long-term investment plans. Although SK Telecom may increase its WCDMA-related investment, SK Telecom intends to manage its total Capex in a stable manner. Management will attempt to avoid any large scale Capex change by balancing Capex at the level, which can maximize the efficiency of the existing and WCDMA networks.

WIBRO
SK Telecom expects to prepare a license bid for WiBro, or Wireless Broadband, based on the guidelines announced by the Ministry of Information and Communication and attempt to acquire the license in February next year. SK Telecom seeks to position WiBro as the complementary solution to existing mobile communication services, such as WCDMA. WiBro will offer wireless Internet services at a competitive price in the metropolitan areas where there is a high demand for high-speed, large packet data services. WCDMA, on the other hand, has a relatively lower transmission speed compared to WiBro, but has a wider coverage, making it optimal for mid-to-low-speed wireless Internet services to be offered with the voice service.

SHAREHOLDER VALUE MANAGEMENT
SK Telecom originally planned to use the proceeds from the treasury share-based exchange bond issuance of last May for the repurchase and cancellation of treasury shares in the event our foreign shareholding limit is raised. However, it does not appear that the foreign shareholding limit will be raised within this year. Therefore we have decided to distribute the proceeds as special dividend after the board approval in the beginning of next year.

SK Telecom plans to expand the number of Outside Directors even further through a change in the board of directors at the 2005 General Shareholders' Meeting.

ANTICIPATED 2005 MARKETING EXPENSES
We expect the current market stabilization to continue into the 4th quarter and the marketing expenses for the year of 2005 to be lower than those for the year of 2004. The marketing expenses for the year of 2005, however, are not expected to be as low as those for the year of 2003 as strategic marketing expenses will continue to be required in order to secure platform for mid/long-term growth.



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 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       SK TELECOM CO., LTD.

                                                       By: /s/ Sung Hae Cho
                                                       -------------------------
                                                       Name:  Sung Hae Cho
                                                       Title: Vice President



Date:  November 2, 2004


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